April 12, 2006

Michael Bissonnette,Chief Executive Officer
Aerogrow International, Inc.
900 28th St, Suite 201
Boulder, CO 80303

> **Re:** **Aerogrow International, Inc.**
> **Form 8-K**
> **Filed March 7, 2006**
> **File No. 333-122930**
> **Wentworth I, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed February 22, 2006**
> **File No. 000-50888**

Dear Mr. Bissonnette:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2.01 Completion of Acquisition, page 1

1. We note that the merger agreement was entered into on January 12, 2006, and the merger was consummated on February 24, 2006. Form 8-K's disclosing both the entering into of the merger agreement and the consummation of the merger should

have been filed four days after each event. Please revise to disclose these lapses in filing of reports as required by Form 8-K and discuss the effect this has on the surviving entity.

2. Please advise why you continue to file under both CIK numbers.

3. Item 2.01(f) and Item 5.01(a)(8) both require disclosure that would be provided if a Form 10 or 10-SB were filed. In addition to the comments that follow, please ensure that your disclosure satisfies both the requirements of Form 8-K and Form 10 or 10-SB.

4. Pursuant to Item 4 of Part II of Form 10-SB, please revise to furnish the information required by Item 701 of Regulation S-B. Also, we note that you conducted an intra state offering that was completed in December of 2004. Please revise to discuss how you complied with Sections 3(b), 3(a)(11), or Rule 147 of the Securities Act of 1933. Also, please provide the subscription form or other document that outlines the assurances relevant to an intra state offering.

5. Please revise to provide more detail regarding Wentworth I, Inc.'s (Wentworth) prior business. Disclose that Wentworth was originally organized as a blank check company as that term is defined by Rule 419 of Regulation C and was unable to consummate a business combination.

6. Please revise to clarify if AeroGrow shareholders had the opportunity to vote on these transactions. If not, disclose the reason for the absence of such vote.

7. We note that Wentworth engaged an affiliate to act as a financial advisor. Please revise here and in your Item 404 of Regulation S-B to disclose all the payments that all the Keating entities received from their participation in the merger, private placement, or note conversion transactions. Clarify the breakdown of Wentworth's ownership prior to the merger and explain the services the affiliate/shareholder of the company performed to receive the $350,000 advisory fee. If the fee is merely a finder's fee for the sale of the reporting shell, please state so.

8. We do not understand the reference to the American Stock Exchange in light of the disclosure on the top of page three which states you intend to seek quotation on the NASDAQ or OTCBB. Please revise to clarify.

9. We note the disclosure on the top of page four that you have to "register for resale the common shares within 150 days" or you will have to pay one percent of the unit purchase price for each month that the investors cannot sell their securities publicly. Since the penalty is measured by the months they cannot sell, please revise to clarify if your use of the term "register for resale" refers to an effective registration statement under the Securities Act of 1933.

10. We note the additional subscription agreements that you have received. Please revise to clarify if these were received before or after the closing of your private placement.

11. Please revise to disclose when the private placement commenced.

12. We note the disclosure under the caption "modification of convertible notes." Please revise to disclose when those notes were issued and individual units in which the notes were issued. Disclose the material terms of the notes, including the applicable interest rates.

13. Considering the merger was already consummated, we do not understand the reference to the shares to Wentworth shareholders as "issued or issuable" on page five. Similar such language also appears on pages 2 and 3 of the Form 8-K. Please revise to clarify those events which have taken place from those events, if any, which have not yet occurred.

14. Please revise to explain the reference in the first bullet point on page six to warrants associated with notes with a principal of $870,000.

15. Revise to discuss Keating Securities role in the note offering.

16. Revise to elaborate on the last two bullet points under the caption "outstanding securities after the merger."

17. Please revise to explain your use of the term "float" on page six.

18. We note your reference to the shares to be held Wentworth stockholders. We direct your attention to a No-Action Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. In the appropriate section, please revise to discuss how the securities held by former Wentworth shareholders are affected by the position set forth in the No-Action Letter.

Item 5.02 Appointment of Principal Officers, page 7

19. If you elect to retain disclosure concerning the background of the officers and directors that goes beyond the five year requirement in Form 10-SB, such disclosure should be complete. Please revise to disclose Mr. Bissonnette's activities from 1994 to 2000. Disclose the time frame for the entities that are listed as being formerly associated with Jack Walker. Also, disclose the time frame Kenneth Leung was on the boards of American Ecology and SystemOne Technologies and clarify if they are public companies.

20. It appears that Frederic Wiedemann, Carson Payne, Bob Wainwright, and John Thompson are significant to your operations. Please consider including

disclosure regarding those individuals or advise why they should not be included in this document. Please refer to Item 401(b) of Regulation S-B.

21. We note that Mr. Morton appears to be the owner of a company that would be considered your competitor. Please revise to discuss the risk associated with having a competitor on your advisory board or revise to clarify how his ownership of HGI Worldwide does not make him a competitor.

22. Explain your use of the term "consulting basis" in discussing the duties of Randy Seffren.

23. It is not clear why there is only disclosure for the 2005 fiscal year for both Messrs. Gutterman and Rubin in the table on page 11 when they were associated with the company in previous years. Please advise.

Item 8.01 Other Events, page 15

24. We note you were formed in March 25, 2002 in Nevada. Please revise to provide more detail regarding your activities since 2002. Additionally, we note that none of your officers have any experience in your industry. In further disclosing your activities since 2002, disclose how your product was developed and identify the individuals responsible for their development.

25. Please revise to remove the use of the word "prospectus" from this document.

26. Considering the merger and private placement have been completed, please revise to update the portion of your Item 101 of Regulation S-B disclosure that is contingent on those two events.

27. It is not clear from your disclosure that your product is an "advance" over hydroponics as you disclose on page 16. You substantiate such disclosure by relying upon the fact that in your system, the roots are suspended. Revise to substantiate how that is in fact an improvement.

28. In describing your technology on pages 17-20, please revise to disclose how you achieve the "oxygen-rich air chamber." Does the product use air other than air from the room?

29. We note the disclosure on page 16 that you conducted market research to determine the "products to be created." Additionally, provide the timeline involved with the disclosed research.

30. Please revise to clarify the significance of classifying the market research as "informal."

31. Please revise to clarify how the research participants were made aware of your website in order for them to sign up and pre-order your product.

32. In disclosing that your system provides "accelerated aeroponic plant growth," please revise to clarify if the claim is substantiated through your own or independent research.

33. We note the disclosure on page 18 that your bio-sponge facilitates "rapid germination and enhanced root growth." Please revise to clarify if the claim is substantiated through your own or independent research.

34. We note that the microprocessor control panel is an accessory for the basic system. Please revise to clarify if that means consumers of the basic system are not able to use the tablets.

35. Please revise to discuss any initial sales of your products.

36. Please revise to update the status of your marketing efforts in your next amendment.

37. Please revise to substantiate the beliefs on page 24 that competitors' products are "substantially more expensive" and "too large, noisy and unattractive for indoor home kitchen or office use."

38. Please revise to discuss the material risk associated with doing business with an entity in a foreign country, if any.

39. We do not understand the reference to descriptions of "manufacturing" "on page [__] of this prospectus." Please advise

40. Please revise to clarify how you intend to divide the manufacturing responsibilities among Source Plus, Inc. and Mingkeda Industries Co., Ltd.

41. On page 25, we note the disclosure that if they are not able to meet your orders, that your sales "will be adversely affected." Please revise to be more specific.

42. Please revise to disclose the application numbers of all applications pertaining to your intellectual property.

43. Considering it took you "nearly three years" to develop all of your products, please revise to disclose the basis for your belief that it would take too much time and be too expensive to "reverse engineer" your technology, as discussed on page 26.

44. We also note the disclosure that if your patent applications were not granted, you would not be "substantially, adversely affected." Please revise to clarify if you

are implying that the failure to obtain any patents on your technology, does not present a material risk to you. If so, please substantiate such implication.

45. Under the caption "governmental regulation and certification," please revise to further explain the UL and ETL certification of your products. Is it required for the sale of your products?

Plan of Operations, page 28

46. We refer to the last bullet point on page 28. Your most recent private placement did not appear to provide you with "net proceeds" of $10,000,000. Please revise or advise if your use of the term "net proceeds" does not account for expenses associated with an offering.

47. Please revise to provide a more current cash balance than January 31, 2005.

48. We note that you expect to incur losses until you can successfully commence "volume production." Considering you do not actually manufacture your products, please revise the noted disclosure.

49. We note the disclosure on page 29 that if you have to repay the convertible notes, it would consume a "significant portion" of the proceeds from your private placement and prevent you from funding your plan of operations as disclosed. Please revise to disclose such circumstance in more detail taking into account the fact that the majority of those notes have already been converted or the maturity date has been extended.

50. Please revise to update your disclosure on page 29 to the most recent practicable date.

51. We do not understand the reference to "estimated market value of $5.00 per share" referred to on page 30 in discussing the shares issued to Source Plus considering your shares were not publicly traded at the time. Please revise to clarify.

52. Please revise to clarify if the cost of manufacturing is determined by the contract or if it varies and is subject to future negotiations.

53. On page 31, we note that you estimate that the total compensation payable to Tanaka will be about $80,000. Please revise to disclose the duration of the agreement.

54. Clarify if your reference "market value" on page 31 includes quotations on the OTCBB.

Description of Securities, page 41

55. Please revise to disclose the price at which you sold the five year warrants to purchase 60,000 shares of your stock.

Certain Relationships and Related Transactions, page 48

56. We note that your former parent company, Mentor Capitol, effected a pro rata distribution of your shares to their shareholders. Supplementally, please explain how such distribution was exempt from registration under Section 5 of the Securities Act of 1933. Please refer to SEC Staff Legal Bulletin No. 4.

57. We note that you have made "interest free unsecured loans totaling $41,000 to Mentor Capital." We note that Michael Bissonnette is a principal shareholder in Mentor Capital. Please revise to disclose his percentage ownership in Mentor so that investors can understand if the determination to make to loan benefited Mr. Bissonnette.

58. Please revise your Item 101 of Regulation S-B disclosure to discuss the effects your relationship with AgriHouse has on your business operations and discuss the benefits received from this arrangement. Clarify if you are certain that AgriHouse will not have any future claims to any royalty of 10 percent if it claims that your products are derived from your prior relationship.

59. Please revise to define your use of the term "fractionator bar technology."

Statement of Operations, F-3

60. Disclose the significant components of general and administrative expense on the face of the statement of operations or in a note thereto.

Note 6 – Shareholders' equity, F-13

61. Considering the significant amount of warrant activities, and to enhance an investors' understanding, please revise your disclosure to include a summarized schedule of warrant activities (issuances, exercises, expirations, etc.), and warrants outstanding (with corresponding exercise prices) for the periods presented.

62. We noted your disclosure in the first paragraph on F-17 that you extended the expiry date of 504,098 warrants and as a result of the modification of the expiration dates recognized an additional expense of $1,446,200. Please provide a narrative discussion regarding the applicability of SFAS 133 and EITF 00-19 regarding the initial accounting treatment and classification of warrants and subsequent modification of the terms. Please explain how the warrants were initially classified in your balance sheet and how your accounting for the

modification of the terms is appropriate. Cite the specific accounting literature that you used to support your accounting. We may have further comments upon review of your responses.

Note 9-Convertible debentures, F-18

63. Please revise to disclose the material terms of the warrants issued to convertible note holders. State whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.), registration rights and liquidated damages as appropriate.

64. We note that you issued convertible notes for $3,000,000 and that you have allocated $1,059,480 to the fair value of warrants, which was recorded as an additional discount. We also noted that you have agreed with the warrant holders to settle the warrants and conversion rights by issuance of shares that are required to be registered and to maintain the effectiveness until the expiration of the warrant or pay liquidated damages. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 and 16 of EITF 00-19. The conversion feature (an embedded derivative) may also need to be bifurcated from the host contract (i.e. the convertible note) and initially accounted for as a derivative (i.e. a liability) at fair value with changes in fair value recorded in earnings. Subsequently, the liabilities should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. Accordingly, please revise the financial statements for the applicable periods to reflect the classification of the warrants and the conversion feature as liabilities or demonstrate to us why a revision is not required.

Note 10- Events subsequent to December 31, 2005, F-19

65. We note that in February 2006, you modified the terms with convertible debt holders. Based on the significant change in conversion rates, it would appear that new debt instruments are substantially different than the original convertible note and a debt extinguishment gain or loss may need to be recognized based on the fair value of the new debt instrument. Tell us how you determined that the original and new (debt restructuring agreement) debt are or are not substantially different and whether the original note is considered extinguished or not. Describe how your accounting complies with the guidance in EITF 96-19 and EITF 05-07. Disclose how the previously recorded warrants, debt discount and beneficial conversion features are accounted for under the revised terms. Please provide supporting computations as necessary. We may have further comments upon review of your responses.

66. Considering the comment above, if you deemed that your accounting for the modification of the terms of the convertible debt is appropriate, tell us how your allocation and accounting for the old and new debt proceeds, expenses and outstanding amounts, reconciles to pro forma balance sheet and pro forma statement of operations. Please provide supporting computations as necessary.

67. We noted that in February 2006, you issued 2,000,000 units, each unit consisting of one share of common stock and warrant to purchase one shares of common stock. Please provide a detailed discussion (and disclose as appropriate) how you have recorded this transaction (i.e. debt or equity classification, and whether or not the value attributable to the warrants must be bifurcated from the host instrument). Your response should include a narrative discussion regarding the material features of the warrants, registration rights and liquidity damage provisions, and applicability of SFAS 133. Describe how you complied with the guidance in EITF 00-19 and EITF 00-27.

68. Considering your response to the comments above, please clarify what methodology you used in determining the fair value (e.g. Black Scholes, etc.) of the warrants issued. Disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

69. We note that your registration rights agreement (page 46) related to your private placement (as noted above) requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the aggregate investment amount per month. We also note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Pro forma financial statements

Proforma condensed balance sheet, page 1

70. The staff believes that a merger between a public shell and a private operating company where the former shareholders of the operating company become the controlling shareholders of the combined entity should be accounted for as a reverse acquisition or recapitalization of the private operating company. Accordingly, the accumulated deficit of AeroGrow is carried forward and the

deficit of Wentworth I should be eliminated by a corresponding charge (debit) to additional paid in capital. Please revise or advise.

71. It appears that the adjustments relating to the reverse merger expenses reflected in the pro forma condensed statement of operations are not reflected in the pro forma condensed balance sheet. Please revise or advise.

Wentworth I, Inc. Form 10-KSB filed December 31, 2005

72. Please revise the disclosure in the Form 10-KSB to comply with the above comments, as applicable.

73. Please revise to place the signatures after the presentation of the financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hudders
        Fax # 212.818.8881